DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                               HOUSTON, TX  77019
                            TELEPHONE (713) 524-4110
                             FACSIMILE (713) 524-4122

                                 April 5, 2006

Donald C. Hunt                                           VIA FED-EX
Division of Corporate Finance                           ------------
United States Securities and Exchange Commission       AND VIA EDGAR
Mail Stop 6010                                         -------------
100 F. Street, N.E.
Washington, D.C. 20549
Phone: (202) 551-3647

RE:     Claron Ventures, Inc.
        Amendment No. 1 to Registration Statement on Form SB-2
        Filed February 6, 2005
        File No. 333-129664

Dear Mr. Hunt:

     We have enclosed three red-lined copies of the amended registration statement for your review. In response to your comment letter dated February 28, 2006, Claron Ventures, Inc. (the "Company," "we," us") has the following responses:

DESCRIPTION  OF  BUSINESS
-------------------------

1) We believe that Nevada gives more favorable treatment and has more favorable statutes relating to officers and Directors than many other states. For example, Nevada Revised Statutes ("NRS") 78.335, Directors in Nevada companies must be removed by "not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote." This is in contrast to many of the more popular states where companies choose to incorporate, which require only majority vote to remove Directors, including Delaware, which pursuant to Delaware General Corporation Law,
     Section 141(k) only requires a vote of "a majority of the share then entitled to vote."

     We believe that the difference between needing a vote of a majority of the voting shares and a vote of two-thirds of the voting shares to remove a Director from their position with the Company is a significant difference and provides "favorable treatment for" Directors, who in turn appoint officers, under Nevada law.

2) The Company will conduct the VLF-EM survey on the North East quarter of the South East cell of the Lucky Todd Claim where the adit and grab samples were previously taken during the Phase I activities. The approximate total area which is planned to be surveyed by the VLF-EM survey is 50 acres.

EXPLORATION  WORK
-----------------

3) The Company has no direct agreement with Mr. Sookchoof whereby he agreed to conduct all of the exploration work. We do have an agreement with Diamond S Holdings, Ltd., which has agreed to perform the exploration work on behalf of the Company under the supervision of Mr. Sookchoof, which agreement has been filed as Exhibit 10.2 to the Amended SB-2 Registration Statement, which we believe to be the only un-filed exhibit relating to the Company's mineral claims.

PLAN  OF  OPERATION  FOR  THE  NEXT  TWELVE  MONTHS
---------------------------------------------------

4) We have revised our language under "Description of Property" which previously had said that the presence of snow would not hamper a year round exploration and/or development program to state:

          "Snow may be present on the ground from December to April, and while we do not believe this presence would hamper a year-round exploration and/or development program, such presence of snow could cause us to spend additional resources to heat and/or remove snow from our operations, if any, and as a result, we do not plan to begin our Phase II studies until such snow has melted."

     Additionally, we have added a risk factor describing the risk to our planned exploration activities and future operations due to the inclement weather in and around our claims, which is entitled "Our planned exploration and development activities may be adversely effected by inclement weather in and around our claims."

LIQUIDITY  AND  CAPITAL  RESOURCES
----------------------------------

5) There are no current arrangements with the Company's Chief Executive Officer regarding the payment of expenses and/or any written commitments from him to provide the Company with funding. Upon further review, our previous response to comment 40 was incorrect and misstated that certain of the Company's expenses were paid by the Company's Chief Executive Officer, Trevor Sali, when in reality, those payments were paid by the Company or paid by the Company's Chief Executive Officer with Company funds on the Company's behalf and not paid with Mr. Sali's own funds. As the payments were made by the Company and not the Company's CEO, there are no related documents or agreements relating to such payments.

MINERAL  RIGHTS
---------------

6) We have filed as Exhibit 10.1, the Bill of Sale relating to our purchase of the Lucky Todd Claims. The Company does not believe there are any other material agreements relating to the Company's claims, which have not been filed as exhibits to our amended Form SB-2 Filing.

7) As the references to "mineral values" and "known mineral zones" were based on "grab" and "dump" samples, we have removed all references to these items pursuant to your previous comment 32. Additionally, we have removed the previous language in our risk factor entitled "Our property has not produced any commercial reserves or ore body, and the probability of such property producing any commercially viable reserves in the future is remote" which related to our "encouraging results" and instead added the following language:

          "Until further exploration activities can be conducted, there can be no assurance that a commercially mineable ore body exists on any of our properties."

SELLING  SHAREHOLDERS
---------------------

8) The subscription receivable as of October 31, 2005, of $495 related to a subscriber's check which bounced. The shares were issued to the subscriber prior to the Company finding out that the check did not clear. The $495 subscription receivable was paid to the Company by the subscriber subsequent to October 31, 2005, and as such there is currently no subscription receivable remaining. We have therefore received full consideration for all shares which we have issued to date and which are being registered in this Prospectus. As there is no subscription receivable as of the period ending January 31, 2006, no language has been added to the amended Form SB-2 relating to this receivable.

PART  II

UNDERTAKINGS
------------

9)   We  have revised  the  language under "Undertakings" as you have requested.

SIGNATURES
----------

10) We have clarified who is signing the Form SB-2 in the capacity of the Principal Accounting Officer.

EXHIBIT  23.3
-------------

11) We have revised our expert's consent to include a consent to the specific summary of the expert's report contained in the Form SB-2.




                              Very  truly  yours,

                              /s/  John  S.  Gillies
                              --------------------------
                              Associate
                              DAVID  M.  LOEV,  ATTORNEY  AT  LAW

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